UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)

P&F Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

692830508

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lawndale Capital Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 367,086
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 367,086

11. Aggregate Amount Beneficially Owned by Each Reporting Person 367,086

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions)

OO, IA

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CUSIP No. 692830508

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Andrew E. Shapiro

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) XX
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 367,086
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 367,086

11. Aggregate Amount Beneficially Owned by Each Reporting Person 367,086

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 9.99%

14.	Type of Reporting Person (See Instructions)

IN

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1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Diamond A Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ______
(b) ______

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 310,286
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 310,286

11. Aggregate Amount Beneficially Owned by Each Reporting Person 310,286

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 8.4%

14.	Type of Reporting Person (See Instructions)

PN

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Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of P&F Industries, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 445 Broadhollow Road, Suite 100, Melville, NY 11747.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)	Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)	The business address of the Filers is 591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)	Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)	During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Shapiro is a citizen of the United States of America.

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Item 3. Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$1,209,000.58
DAP	Working Capital	$979,829.29

(1) Includes funds of DAP invested in Stock.

Item 4. Purpose of Transaction

As disclosed in prior filings, the Filers ("Lawndale") have been in contact with P&F Industries ("PFIN" or the “Company”) management and members of PFIN’s Board of Directors (the “Board”) regarding concerns relating to P&F’s executive compensation policies and the Board’s composition and corporate governance practices. Over several years, Lawndale has requested implementation of constructive changes that would further improve corporate governance, better align management and directors with shareowners’ interests, and maximize value for all PFIN shareowners.

On April 26, 2013, PFIN filed its Proxy for the 2013 Annual Meeting of Stockholders (the “Proxy”), setting a meeting date of May 22, 2013, providing disclosure on both corporate governance and compensation, and soliciting support for several proposals, including, but not limited to, (Proposal #3) P&F’s first-ever “Say-On-Pay” advisory vote on executive compensation, which P&F’s Board requests shareholders approve.

After careful review of the disclosures and discussion in the Proxy, Lawndale intends to vote its shares:

1)	“AGAINST” approval of the executive compensation resolution (“Say-On-Pay”) [Proposal #3];

2)	“WITHHOLD” on re-election of Richard Horowitz as Director [Proposal #1]

 On April 29, 2013, Lawndale sent a letter to Lead Independent Director Mitchell Solomon and the rest of PFIN’s Board of Directors (a copy of which is attached at Exhibit B hereto, and incorporated by reference to this filing) informing them of Lawndale’s voting intent and rationale for its vote. As disclosed in greater detail in the April 29th letter, among the reasons for its vote “AGAINST” approval of the compensation resolution, Lawndale cited its belief that:

  For a $32 million market cap holding company as small as P&F, with autonomous divisions generating only $60 million in Revenue and $3.9 million in Operating Income, $2.3 million in total compensation for simply the company’s Chairman/CEO and COO/CFO, whether classified as base salary or performance bonus, is excessive and egregious.

  Both the “reduced” $650K/year base salary in Chairman/CEO Richard Horowitz’ new 2012 employment agreement and COO/CFO Joseph Molino’s 2012 base compensation of $350K remain too high for a company of P&F’s very small size.

  The jump in Mr. Horowitz’ performance bonus from 2011 to a huge $823K bonus in 2012 illustrates how P&F’s Compensation Committee has mis-applied its new annual discretion to set performance targets by ignoring the fact that P&F serves cyclical sectors, rebounding off their troughs. Lawndale believes P&F’s performance bonus “target” and thresholds have not been set at appropriately high enough goals, requiring sufficient organic growth above its customer’s cyclical rebound. P&F’s Proxy has not provided sufficient disclosure regarding performance targets and thresholds to dispute Lawndale’s belief.
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  The COO/CFO’s total 2012 compensation of $723K for a company of P&F’s size is excessive. With Mr. Molino not subject to an employment agreement that prevents the Board from immediately restructuring his compensation, the Board’s failure to “right-size” this excessive pay is fiduciarily questionable.

  The Compensation Committee continues the archaic practice of granting options with excessively long and overly costly 10-year duration and no post-exercise holding requirements. After over 15 years as the Company’s CFO, and receiving thousands of option grants, Mr. Molino only owns a paltry 500 PFIN shares, worth less than $5000.

As also disclosed in greater detail in the April 29th letter, among the reasons for Lawndale’s vote “WITHHOLD” on re-election of Richard Horowitz as Director, Lawndale cited its belief that:

  Several bad governance structures (e.g. Classified (“staggered”) 3-year board terms, no majority vote requirement for director election, almost non-existent rights for shareholders to call a Special Meeting or remove a director, etc.) continue to insulate P&F directors from making further necessary improvements in P&F’s compensation practices.

  The pace of reforming these bad structures is directly influenced and opposed by Chairman/CEO Horowitz, who is standing for reelection. Lawndale believes voting “WITHHOLD” on Mr. Horowitz, while not interfering with his re-election, sends a further message to P&F’s Independent directors that shareholders desire adoption of governance Best Practices and repeal of the Company’s archaic barriers for director accountability.

The April 29th letter highlighted for the Board that, despite the Horowitz family and other insiders owning over 40% of P&F’s shares, around 60% of PFIN shares are owned by investors who require and look to P&F’s Independent directors to appropriately represent and protect independent investor interests. Lawndale believes that Independent directors should properly view any “AGAINST” or “WITHHOLD” vote at levels near or greater than 50% of the non-insider shares that vote (e.g. between 20-30% of total outstanding shares) as a resounding message that the board has not gone far enough to reform P&F’s compensation and corporate governance policies and structures.

Lawndale believes the public market value of PFIN is undervalued by not adequately reflecting the value of PFIN’s business segments and other assets, including certain long-held real estate.

While Lawndale acquired the Stock solely for investment purposes, Lawndale has been and may continue to be in contact with PFIN management, members of PFIN’s Board, other significant shareholders and others regarding alternatives that PFIN could employ to maximize shareholder value. Lawndale may from time to time take such actions, as it deems necessary or appropriate to maximize its investment in the Company's shares. Such action(s) may include, but is not limited to, buying or selling the Company's Stock at its discretion, communicating with the Company's shareholders and/or others about actions which may be taken to improve the Company's financial situation or governance policies or practices, as well as such other actions as Lawndale, in its sole discretion, may find appropriate.

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Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected the following transactions in the Stock since March 2, 2013:

Name	Purchase or Sale	Date	Number of Shares	Price Per Share
DAP	Sale	4/1/2013	3,400	$8.4500
DAP	Sale	4/2/2013	1,463	$8.5000
DAP	Purchase	4/30/2013	5,167	$7.8551
LCM	Purchase	4/30/2013	533	$7.8551

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7. Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter to Mitch Solomon, Lead Independent Director, P&F Industries, dated April 29, 2013.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 1, 2013

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

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EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of P&F Industries, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 2, 2010

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro
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  EXHIBIT B

Letter to Mitch Solomon

Lead Independent Director, P&F Industries

L a w n d a l e Capital Management, LLC

Andrew Shapiro

President

April 29, 2013

By e-mail

Mitch Solomon

Lead Independent Director

P&F Industries

Dear Mitch:

As you know Lawndale Capital Management, LLC, through the funds it manages, (“Lawndale”) own just shy of 10% of P&F Industries, Inc. (“P&F” or the “Company”), making us your largest independent shareowner. P&F recently filed its Proxy for its 2013 Annual Meeting of Stockholders (the “Annual Meeting”), setting a meeting date of May 22, providing disclosure on both corporate governance and compensation, and soliciting support for several proposals.

The most notable proposal at this upcoming Annual Meeting (Proposal #3) is P&F’s first-ever “Say-On-Pay” advisory vote on executive compensation, which P&F’s Board requests shareholders approve. We also note that this year’s 3-year “Staggered” board class of nominees contains solely Chairman/CEO Richard Horowitz for re-election to the Board as Proposal #1.

I am sorry that the meeting date conflicts with a prior commitment and I won’t be able to attend in person to more clearly explain to the Board the rationale of Lawndale’s vote:

  “AGAINST” approval of the executive compensation resolution (“Say-On-Pay”)[Proposal #3];

  “WITHHOLD” on re-election of Richard Horowitz as Director [Proposal #1]

While I have left you a message to more clearly discuss the reasons for these votes and better understand whether and in what ways the Board will adopt reforms, this letter summarizes our main rationale for these votes.

Rationale for vote “AGAINST” approval of Proposal #3 (“Say-On-Pay” resolution)

As you know, over the past few years, Lawndale has been highly critical of many governance and compensation practices of P&F. We detailed these criticisms and our suggested reforms in several past communications with you and other Board members. One of the dominant themes of these

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communications has been what Lawndale believes to be excessive, egregious and poorly structured executive compensation for Chairman/CEO, Richard Horowitz, and COO/CFO, Joe Molino.

That a $32 million market cap holding company as small as P&F, with autonomous divisions generating only $60 million in Revenue and $3.9MM in Operating Income, is burdened by a remarkable $2.3 million in total compensation for simply its Chairman/CEO and COO/CFO, whether this compensation is classified as base salary or performance bonus, reaffirms Lawndale’s long-standing concerns with the P&F Compensation Committee’s methodology in setting salary and performance bonus thresholds.

Mr. Horowitz’ excessive compensation

We acknowledge that the new 2012 employment agreement for P&F Chairman/CEO Richard Horowitz has substantive improvements from his former outrageous arrangement, including a lower base salary and annual performance bonus target recalculations. However, Mr. Horowitz’ new base salary of $650K remains too high for a company of P&F’s very small size. In addition, this proxy’s disclosure of a huge $494K jump in performance bonus in 2012 from $329K in 2011 to $823K in 2012 illustrates how P&F’s Compensation Committee so far has applied its new annual performance target discretion as nothing more than simply “rearranging deck chairs on Mr. Horowitz’ luxury liner.”

Recognizing that a “rising tide lifts all ships”, with P&F serving cyclical sectors that are rebounding off their troughs, Lawndale believes P&F’s performance bonus “target” and thresholds have not been set at appropriately high enough goals requiring sufficient organic growth. P&F’s Proxy has not provided sufficient disclosure regarding performance targets and thresholds to dispute this belief.

Mr. Molino’s excessive and misaligned compensation

We note that Mr. Molino is not subject to an employment agreement that prevents a restructuring of base or bonus compensation. However, P&F’s proxy discloses that Mr. Molino’s 2012 very high base compensation of $350K was not reduced, along with Mr. Horowitz’. We further note that during 2012’s cyclical rebound for P&F, Mr. Molino received substantially increased cash and option bonus compensation that raised his total compensation by almost $210K or 41% from $514K to $723K. For a holding company as small as P&F, with autonomous divisions, such amount of base and total compensation for a COO/CFO (where the CEO is also purportedly worth his excessive pay) is unpalatable.

We also note, that, despite Mr Molino’s tenure as P&F CFO beginning as far back as 1997, over 15 years ago, he actually owns only 500 PFIN shares. Mr. Molino’s unacceptably low true ownership of shares over so many years is the result of a continuation of poor compensation policies that grant options with excessively long and overly costly 10-year durations and with no post-exercise holding requirements.  Lawndale believes such equity grants should not only require achievement of true organic operating growth and performance, but also expire quicker and require that such equity be held for the long-term, aligning grantee interests with shareowner’s interests.

Rationale for vote “WITHHOLD” on re-election of Richard Horowitz as Director [Proposal #1:]

We appreciate that, with this Annual Meeting’s nominee slate, the Board has finally addressed our long-time corporate governance concerns regarding P&F’s poor director composition, as most recently communicated in our January 8, 2013 and January 16, 2013 letters to you.

However, Lawndale believes that a mélange of poor governance structures that serve to disenfranchise P&F’s shareholders and entrench its board still remain. These governance weaknesses continue to

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insulate P&F directors from making further necessary improvements in P&F’s compensation practices. These poor governance structures include, but are not limited to, Classified (“staggered”) 3-year board terms, a Shareholder Rights Plan or ”Poison Pill”, almost non-existent rights for shareholders to call a Special Meeting or remove a director, and no majority vote requirement for director election.

More and more public companies are implementing governance reforms to adopt Best Practices and repeal such archaic barriers for director accountability to shareholders. There is no doubt in our minds that the pace of adopting such reforms is directly influenced and opposed by Chairman/CEO Horowitz, who is standing for reelection on this Proxy. Since P&F director election is still by plurality rather than requiring a majority vote, our “WITHHOLD” vote on Mr. Horowitz, while not interfering with his re-election, is intended to send a further message to P&F’s Independent directors.

P&F Independent directors owe special loyalty to all non-insider shareholders

We think Best Practices and the views of your largest independent shareholder should, on their own, motivate greater action and compensation reform by P&F’s Board, but that has not been the case. Despite the Horowitz family and other insiders owning over 40% of P&F’s shares, there still remain around 60% of P&F’s shares who need and look to P&F’s Independent directors to represent and protect their interests.

The non-binding advisory “Say-On-Pay” vote will be considered approved if P&F receives the affirmative vote of a majority of the total number of shares present and entitled to vote on the matter. Thus, we expect P&F’s directors who are Independent to properly view any “AGAINST” or “WITHHOLD” vote at levels near or greater than 50% of the non-insider shares that vote (e.g. between 20-30% of total outstanding shares) as a resounding message that the board has not gone far enough in reforming P&F’s compensation and corporate governance policies and structures.

We hope Independent board members will work more diligently with us on these matters to further improve compensation policy and corporate governance structures toward Best Practices for a public company.

We look forward to hearing from you in the near future.

Best Regards,

Andrew Shapiro

President